UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Acquisition of Controlling Interest in BlockFuel Energy Inc. and Entry into Transaction Agreements

Innovation Beverage Group Ltd. (“IBG” or the “Company”) has entered into a series of related transactions with BlockFuel Energy Inc., a Texas corporation (“BFE”), in connection with the Company’s previously announced proposed business combination with BFE as set forth in the Agreement and Plan of Merger originally entered into on October 14, 2025 (the “Original Merger Agreement”) among IBG, BFE and InnoBev Merger Corp., a wholly owned subsidiary of IBG (the “Merger Sub”). The transactions described below are intended to facilitate the proposed business combination between IBG and BFE. On March 25, 2026, the Company issued a press release announcing the transactions described herein, a copy of which is furnished as Exhibit 99.1 hereto.

The Original Merger Agreement provided for the merger of BFE with and into Merger Sub with BFE as the surviving corporation (the “Merger”). As consideration for the Merger, IBG agreed to issue ordinary shares equal to 90% of its issued and outstanding shares after giving effect to the Merger (the “Merger Consideration”). On March 16, 2025 and prior to closing the Merger, the parties have entered into the following transactions: (i) IBG loaned BFE $2,500,000; (ii) IBG acquired 51% of the issued and outstanding capital stock of BFE from certain Selling Stockholders of BFE (as defined below) pursuant to a Share Exchange Agreement, and issued such Selling Stockholders warrants to acquire 3,815,766 ordinary shares of IBG, exercisable at $0.0001 per share (the “Warrants”), which represents 45.9% of the issued and outstanding shares of IBG and will represent 51% of the Merger Consideration payable at the time of the closing of the Merger, and (iii) IBG, BFE and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger dated March 16, 2026 (the “A&R Merger Agreement”) to reflect the foregoing transactions. The transactions are further described below. As a result of the Share Exchange Agreement, IBG obtained a controlling interest in BFE.

On March 16, 2026, IBG loaned BFE $2,500,000 pursuant to an unsecured promissory note (the “Loan”), a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K. BFE used the proceeds of the Loan to exercise its rights under that certain Common Stock Purchase Agreement dated December 24, 2025 to repurchase certain outstanding shares of common stock, $0.0001 par value per share, of BFE (the “BFE Common Stock”) from existing shareholders (the “Call Transaction”). In connection with the Call Transaction, the repurchased shares of BFE Common Stock were cancelled.

Concurrently with the Loan transaction, IBG entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with certain shareholders of BFE, including Daniel Joseph Lanskey, Russell H. Didlake, Bekana Investments Pty Ltd, Anil Beri Holdings Inc., and Beri Holdings LLC (collectively, the “Selling Shareholders”), a copy of which is furnished as Exhibit 10.2 to this Report on Form 6-K. Pursuant to the Share Exchange Agreement, the Selling Shareholders transferred to IBG an aggregate of 127,628 shares of BFE Common Stock, representing approximately fifty-one percent (51%) of the outstanding equity of BFE.

As consideration for the transferred shares of BFE Common Stock, IBG issued to the Selling Shareholders the Warrants to purchase an aggregate of 3,815,766 ordinary shares of IBG at an exercise price of $0.0001 per share, a copy of which is furnished as Exhibit 10.3 to this Report on Form 6-K. The Warrants have a term of five years and are not exercisable until shareholder approval and approval by The Nasdaq Stock Market LLC (“Nasdaq”) are obtained, including Nasdaq’s approval of any change of control that would result from the exercise of the Warrants. Upon the consummation of the proposed Merger between IBG and BFE, the Warrants will be automatically adjusted to an aggregate of 20,643, 297 ordinary shares of IBG and will be deemed exercised.

In connection with the transactions described above, IBG, BFE and Merger Sub, entered into the A&R Merger Agreement, which amends and restates the Original Merger Agreement. A copy of the A&R Merger Agreement is furnished as Exhibit 10.4 to this Report on Form 6-K.

Pursuant to the A&R Merger Agreement, Merger Sub will merge with and into BFE, with BFE surviving the Merger as a wholly owned subsidiary of IBG (the “Merger”). IBG will not be entitled to receive any of the Merger Consideration payable to BFE stockholders upon completion of the Merger. Following completion of the Merger, the equityholders of BFE (including the Selling Shareholders as a result of the exercise of the Warrants and excluding IBG) are expected to collectively own approximately ninety percent (90%) of the outstanding equity of the combined company, while the existing shareholders of IBG are expected to collectively own approximately ten percent (10%) of the outstanding equity of the combined company, in each case subject to customary adjustments and dilution.

The closing of the proposed Merger remains subject to customary closing conditions, including applicable regulatory approvals, including approval by Nasdaq.

The foregoing descriptions of the Loan, the Share Exchange Agreement, the Warrant, the Merger Agreement, and the press release described herein are summaries that are qualified in their entirety by reference to the full text of such agreements and press release, which are furnished as exhibits hereto.

Description of BlockFuel Energy Inc.

BFE is an energy company focused on the acquisition, development and operation of oil and gas assets and the integration of those assets with digital energy infrastructure. BFE seeks to capture otherwise underutilized natural gas resources and convert those resources into electricity that may be used to support digital infrastructure operations, including cryptocurrency mining and other energy-intensive computing applications.

BFE’s operations are primarily located in the United States and include acreage positions in Oklahoma. BFE’s strategy is to develop a vertically integrated energy platform combining oil and gas production, natural gas-powered electricity generation and digital infrastructure operations.

Daniel Joseph Lanskey serves as Chief Executive Officer and a director of BFE. Mr. Lanskey has more than twenty-five years of experience in the oil and gas industry, including the acquisition, development and operation of energy assets in the United States.

Russell H. Didlake serves as Chief Operating Officer and a director of BFE. Mr. Didlake has more than twenty years of experience in oil and gas operations, including mineral rights acquisition, leasing and development activities across several energy producing regions in the United States.

Jason Haks serves as Chief Technology Officer of BFE. Mr. Haks has more than thirty years of international experience in technology development and enterprise systems, including experience designing technology platforms that support digital infrastructure and data-driven operations.

Magnus Lai serves as Chief Blockchain Officer of BFE. Mr. Lai has more than fifteen years of experience in software development and blockchain technology and has worked extensively in the development of digital asset infrastructure and blockchain-based systems.

David Hexter serves as Interim Chief Financial Officer of BFE. Mr. Hexter has more than twenty-five years of experience in corporate finance, accounting and financial reporting, including serving in senior finance roles for public and private companies.

Prior to the transactions described above, the principal shareholders of BFE included Daniel Joseph Lanskey, Russell H. Didlake, Bekana Investments Pty Ltd, Anil Beri Holdings Inc., and Beri Holdings LLC. Following completion of the Share Exchange Agreement, IBG owns approximately fifty-one percent (51%) of the outstanding equity of BFE, with the remaining equity interests held by the existing shareholders of BFE.

Future Financial Disclosure

The Company intends to file an amendment to this Report on Form 6-K to include the audited financial statements of BFE for the fiscal year ended December 31, 2025, together with pro forma condensed combined financial information reflecting the proposed merger.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Unsecured Promissory Note dated March 16, 2026 by and between Innovation Beverage Group Ltd. and BlockFuel Energy Inc.
10.2	Share Exchange Agreement dated March 16, 2026 by and among Innovation Beverage Group Ltd. and the shareholders of BlockFuel Energy Inc.
10.3	Form of Warrant to purchase ordinary shares of Innovation Beverage Group Ltd. issued to certain shareholders of BlockFuel Energy Inc.
10.4	Amended and Restated Agreement and Plan of Merger dated March 16, 2026 by and among Innovation Beverage Group Ltd., InnoBev Merger Corp. and BlockFuel Energy Inc.
99.1	Press Release dated March 25, 2026 issued by Innovation Beverage Group Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: March 25, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer